Exhibit 24(b)(4.33)
ING Life Insurance and Annuity Company
Endorsement
The Contract or Certificate, as applicable, to which this Endorsement is attached, is modified by the provisions of this
Endorsement. This Endorsement's provisions shall control when there is a conflict between this Endorsement and the
Contract or Certificate. This Endorsement shall remain in effect until the Contract or Certificate is terminated.

On June 26, 2013, the U.S. Supreme Court held that Section 3 of the federal Defense of Marriage Act, (“DOMA”)
is unconstitutional. Consequently, same-sex marriages entered into in a jurisdiction that authorizes such marriages are now recognized for federal tax purposes.

Any language in a previously issued Contract, Certificate or Endorsement to the contrary is void. All other terms and provisions of the Contract and Certificate, as applicable, remain unchanged.

/s/ Maliz Beams

President
ING Life Insurance and Annuity Company

E-USWD-13